Exhibit 99.2

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

		As of
	Note	December 31, 2024	March 31, 2025
		RMB	RMB	US$
				Note 3
		(In thousands, except share and per share data)
ASSETS
Current assets
Cash and cash equivalents		2,553,090	2,790,420	384,530
Short-term time deposits		5,488,631	4,685,332	645,656
Short-term investments	5	6,639,389	7,309,414	1,007,264
Accounts and notes receivable, net		40,713	38,792	5,346
Inventories		3,042	2,862	394
Amounts due from related parties	16	7,258	9,206	1,269
Prepayments and other current assets	6	368,260	844,978	116,441
Total current assets		15,100,383	15,681,004	2,160,900
Non-current assets
Long-term time deposits		–	773,919	106,649
Long-term investments	5	1,914,530	1,832,622	252,542
Property, equipment and software, net	7	1,733,786	1,609,795	221,836
Right-of-use assets, net	12	302,856	240,500	33,142
Intangible assets, net	8	252,589	243,501	33,555
Goodwill		6,528	6,528	900
Total non-current assets		4,210,289	4,706,865	648,624
Total assets		19,310,672	20,387,869	2,809,524
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	9	110,668	92,631	12,765
Deferred revenue		3,084,839	3,341,494	460,470
Other payables and accrued liabilities	10	815,767	821,567	113,215
Operating lease liabilities, current	12	180,782	150,849	20,788
Total current liabilities		4,192,056	4,406,541	607,238
Non-current liabilities
Operating lease liabilities, non-current	12	121,345	90,259	12,438
Deferred tax liabilities		34,451	33,879	4,669
Total non-current liabilities		155,796	124,138	17,107
Total liabilities		4,347,852	4,530,679	624,345
Commitments and contingencies	17
Shareholders’ equity
Ordinary shares (US$0.0001 par value; 1,800,000,000 Class A ordinary shares and 200,000,000 Class B ordinary shares authorised; 761,663,103 Class A ordinary shares issued and 730,807,661 outstanding, 138,490,401 Class B ordinary shares issued and outstanding as of December 31, 2024; 777,723,103 Class A ordinary shares issued and 741,237,475 outstanding,138,430,401 Class B ordinary shares issued and outstanding as of March 31, 2025)		571	582	80
Treasury shares		(1,519,708)	(980,621)	(135,133)
Additional paid-in capital		16,234,535	16,091,978	2,217,534
Statutory reserves		15,051	15,051	2,074
Accumulated other comprehensive income		1,054,562	1,040,317	143,359
Accumulated deficit		(917,640)	(399,506)	(55,053)
Total KANZHUN LIMITED shareholders’ equity		14,867,371	15,767,801	2,172,861
Non-controlling interests		95,449	89,389	12,318
Total shareholders’ equity		14,962,820	15,857,190	2,185,179
Total liabilities and shareholders’ equity		19,310,672	20,387,869	2,809,524

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the three months ended March 31,
	Note	2024	2025
		RMB	RMB	US$
				Note 3
		(In thousands, except share and per share data)
Revenues
Online recruitment services to enterprise customers		1,684,087	1,901,382	262,017
Others		19,666	21,895	3,017
Total revenues	11	1,703,753	1,923,277	265,034
Operating cost and expenses
Cost of revenues		(295,439)	(310,808)	(42,830)
Sales and marketing expenses		(579,270)	(491,227)	(67,693)
Research and development expenses		(467,569)	(423,568)	(58,369)
General and administrative expenses		(270,472)	(265,511)	(36,588)
Total operating cost and expenses		(1,612,750)	(1,491,114)	(205,480)
Other operating income, net		12,590	7,622	1,050
Income from operations		103,593	439,785	60,604
Interest and investment income, net		156,056	149,489	20,600
Foreign exchange gain/(loss)		30	(569)	(78)
Other expenses, net		(259)	(617)	(85)
Income before income tax expenses		259,420	588,088	81,041
Income tax expenses	13	(17,696)	(75,994)	(10,472)
Net income		241,724	512,094	70,569
Net loss attributable to non-controlling interests		3,227	6,040	832
Net income attributable to ordinary shareholders of KANZHUN LIMITED		244,951	518,134	71,401
Weighted average number of ordinary shares used in computing net income per share	15
– Basic		880,732,849	870,991,355	870,991,355
– Diluted		907,305,397	895,586,531	895,586,531
Net income per share attributable to ordinary shareholders of KANZHUN LIMITED	15
– Basic		0.28	0.59	0.08
– Diluted		0.27	0.58	0.08
Other comprehensive income/(loss), net of tax
Foreign currency translation adjustments		18,950	(14,265)	(1,966)
Total other comprehensive income/(loss)		18,950	(14,265)	(1,966)
Total comprehensive income		260,674	497,829	68,603
Comprehensive loss attributable to non-controlling interests		3,254	6,060	835
Comprehensive income attributable to ordinary shareholders of KANZHUN LIMITED		263,928	503,889	69,438

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended March 31,
	2024	2025
	RMB	RMB	US$
			Note 3
	(In thousands)
Cash flows from operating activities
Net income	241,724	512,094	70,569
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	288,977	251,763	34,693
Depreciation of property, equipment and software	107,717	125,883	17,347
Amortization of right-of-use assets	46,966	41,444	5,711
Amortization of intangible assets	6,239	9,088	1,252
Loss from disposal of property, equipment and software	15	443	61
Foreign exchange (gain)/loss	(30)	569	78
Interest and investment income	145,076	55,921	7,706
Deferred income tax expenses/(benefit)	227	(572)	(79)
Allowance for credit losses	208	61	8
Changes in operating assets and liabilities:
Accounts and notes receivable	(2,391)	1,910	263
Inventories	(2,599)	180	25
Prepayments and other current assets	(156,614)	(325,188)	(44,812)
Amounts due from related parties	(2,344)	(1,948)	(268)
Other non-current assets	4,000	–	–
Accounts payable	27,033	15,384	2,120
Deferred revenue	345,669	256,655	35,368
Other payables and accrued liabilities	(95,192)	99,526	13,715
Operating lease liabilities	(49,140)	(40,104)	(5,525)
Net cash provided by operating activities	905,541	1,003,109	138,232
Cash flows from investing activities
Purchases of property, equipment and software	(433,553)	(36,533)	(5,034)
Disposal of property, equipment and software	19	60	8
Purchases of time deposits	(4,731,571)	(3,642,780)	(501,989)
Maturities of time deposits	5,443,854	3,550,427	489,262
Purchases of short-term and long-term investments	(1,803,990)	(2,840,000)	(391,362)
Maturities of short-term and long-term investments	1,152,000	2,290,000	315,570
Payments for business acquisitions, net of cash acquired	(150,221)	–	–
Net cash used in investing activities	(523,462)	(678,826)	(93,545)
Cash flows from financing activities
Proceeds from exercise of share-based awards	9,182	7,414	1,022
Payments for share repurchases	(113,760)	(93,408)	(12,872)
Net cash used in financing activities	(104,578)	(85,994)	(11,850)
Effect of exchange rate changes on cash and cash equivalents	(3,294)	(959)	(132)
Net increase in cash and cash equivalents	274,207	237,330	32,705
Cash and cash equivalents at beginning of the period	2,472,959	2,553,090	351,825
Cash and cash equivalents at end of the period	2,747,166	2,790,420	384,530

Supplemental cash flow disclosure
Cash paid for income tax	57,392	109,293	15,061

Supplemental disclosures of non-cash investing and financing activities
Changes in payables for purchase of property, equipment and software	(194,549)	(33,374)	(4,599)
Changes in consideration payable for share repurchases	(78,308)	(93,478)	(12,882)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

		Attributable to KANZHUN LIMITED
		Ordinary shares					Accumulated
		Number of			Additional		other		Non-	Total
		shares		Treasury	paid-in	Statutory	comprehensive	Accumulated	controlling	shareholders’
	Note	outstanding	Amount	shares	capital	reserves	income	deficit	interests	equity
			RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(In thousands, except share data)
Balance as of January 1, 2024		879,802,778	564	(479,730)	15,496,811	5,000	898,810	(2,492,253)	(9)	13,429,193
Net income		–	–	–	–	–	–	244,951	(3,227)	241,724
Foreign currency translation adjustments		–	–	–	–	–	18,977	–	(27)	18,950
Share-based compensation		–	–	–	288,977	–	–	–	–	288,977
Exercise of share options and vesting of restricted share units (“RSUs”)		8,540,374	–	380,290	(321,493)	–	–	–	–	58,797
Repurchase of ordinary shares		(550,924)	–	(35,494)	–	–	–	–	–	(35,494)
Acquisition of a subsidiary	4	–	–	–	–	–	–	–	112,945	112,945
Balance as of March 31, 2024		887,792,228	564	(134,934)	15,464,295	5,000	917,787	(2,247,302)	109,682	14,115,092

Balance as of January 1, 2025		869,298,062	571	(1,519,708)	16,234,535	15,051	1,054,562	(917,640)	95,449	14,962,820
Net income		–	–	–	–	–	–	518,134	(6,040)	512,094
Foreign currency translation adjustments		–	–	–	–	–	(14,245)	–	(20)	(14,265)
Share-based compensation		–	–	–	251,763	–	–	–	–	251,763
Exercise of share options and vesting of RSUs		10,369,814	–	539,098	(394,320)	–	–	–	–	144,778
Issuance of ordinary shares as treasury shares		–	11	(11)	–	–	–	–	–	–
Balance as of March 31, 2025		879,667,876	582	(980,621)	16,091,978	15,051	1,040,317	(399,506)	89,389	15,857,190

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL INFORMATION

KANZHUN LIMITED (the “Company”) was incorporated under the laws of the Cayman Islands with limited liability on January 16, 2014. The Company, through its subsidiaries, consolidated variable interest entity (the “VIE”) and VIE’s subsidiaries (collectively referred to as the “Group”), is primarily engaged in providing online recruitment services through a platform named “BOSS Zhipin” in the People’s Republic of China (the “PRC” or “China”).

2.	BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and notes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted in accordance with Article 10 of Regulation S-X. The unaudited condensed consolidated financial statements include financial statements of the Company, its subsidiaries, the consolidated VIE and VIE’s subsidiaries for which the Company is the ultimate primary beneficiary, and have been prepared on the same basis as the audited consolidated financial statements of the preceding fiscal year and include all adjustments necessary for a fair statement of results for the periods presented. The consolidated balance sheet as of December 31, 2024 was derived from the audited financial statements at that date but does not include all the information and notes required by U.S. GAAP. The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2024. Significant accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. The interim results are not necessarily indicative of the results of operations expected for the full year or any future periods.

3.	CONVENIENCE TRANSLATION

Translations of the unaudited condensed consolidated balance sheets, the unaudited condensed consolidated statements of comprehensive income and the unaudited condensed consolidated statements of cash flows from RMB into US$ as of and for the three months ended March 31, 2025 are solely for the convenience of the readers, and were calculated at the rate of RMB7.2567 per US$1.00 on March 31, 2025 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate or at any other rate.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4.	BUSINESS ACQUISITION

On February 6, 2024, the Group completed the acquisition of approximately 77% of equity interest of W.D Technology Investment Group Limited, which is principally engaged in providing blue-collar recruitment services. The consideration of this acquisition was approximately US$52.7 million (approximately RMB374.3 million). The Group obtained control of the investee since it held majority of the investee’s equity interest and was entitled to assign majority of the board members, one of whom shall be the chief executive officer of the investee.

The acquisition was accounted for as a business acquisition using the acquisition method of accounting. The consideration of the acquisition was allocated based on the fair value of assets acquired and liabilities assumed as of the acquisition date as follows:

Amount
RMB
(In thousands)
Purchase consideration	374,306

Net assets acquired	208,412
Identifiable intangible assets acquired
– Customer relationships	94,000
– Trademarks	91,000
– Technology	80,000
– Non-compete agreements	13,000
Goodwill	839
Non-controlling interests	(112,945)
Total	374,306

Net assets acquired primarily consisted of cash and cash equivalents of RMB224.0 million, other receivables of RMB37.1 million, property, equipment and software of RMB43.3 million and other payables and accrued liabilities of RMB104.6 million.

Goodwill  arising  from  this  acquisition  was  primarily attributable to future business growth expected to be achieved from the acquisition. Goodwill was expected to be non-deductible for income tax purposes.

5.	INVESTMENTS

	As of
	December 31, 2024	March 31, 2025
	RMB	RMB
	(In thousands)
Short-term investments
– Wealth management products	4,640,283	5,300,486
– Fixed rate notes	1,997,243	2,005,465
– Listed equity securities	1,863	3,463
Total short-term investments	6,639,389	7,309,414

Long-term investments
– Fixed rate notes	1,607,361	1,626,285
– Unlisted equity securities	206,391	206,337
– Wealth management products	100,778	–
Total long-term investments	1,914,530	1,832,622

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6.	PREPAYMENTS AND OTHER CURRENT ASSETS

	As of
	December 31, 2024	March 31, 2025
	RMB	RMB
	(In thousands)
Receivables related to the exercise of share-based awards*	56,062	374,535
Receivables from third-party online payment platforms	49,814	183,800
Prepaid income tax and value-added tax	60,675	93,263
Deposits	73,218	65,506
Interest receivable	37,264	51,731
Prepaid advertising expenses and service fees	44,799	21,413
Staff loans and advances	14,429	15,074
Others	31,999	39,656
Total	368,260	844,978

*	It mainly represents receivables from a third-party share option brokerage platform for the exercise of share-based awards due to the timing of settlement.

7.	PROPERTY, EQUIPMENT AND SOFTWARE, NET

	As of
	December 31, 2024	March 31, 2025
	RMB	RMB
	(In thousands)
Electronic equipment	2,481,387	2,473,009
Leasehold improvement	181,705	184,107
Buildings	46,236	46,236
Motor vehicles	19,507	19,295
Furniture and fixtures	14,616	13,415
Software	7,424	7,424
Total cost	2,750,875	2,743,486
Less: accumulated depreciation	(1,017,089)	(1,133,691)
Total property, equipment and software, net	1,733,786	1,609,795

Depreciation expenses of property, equipment and software were RMB107.7 million and RMB125.9 million for the three months ended March 31, 2024 and 2025, respectively.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8.	INTANGIBLE ASSETS, NET

	As of
	December 31, 2024	March 31, 2025
	RMB	RMB
	(In thousands)
Customer relationships	94,000	94,000
Trademarks	92,587	92,587
Technology	80,000	80,000
Non-compete agreements	21,400	21,400
Database	1,000	1,000
Domains	909	909
Total cost	289,896	289,896
Less: accumulated amortization	(37,307)	(46,395)
Total intangible assets, net	252,589	243,501

Amortization expenses of intangible assets were RMB6.2 million and RMB9.1 million for the three months ended March 31, 2024 and 2025, respectively.

9.	ACCOUNTS PAYABLE

	As of
	December 31, 2024	March 31, 2025
	RMB	RMB
	(In thousands)
Payables for server custody fees	39,391	46,405
Payables for advertising expenses	16,458	29,740
Payables for purchase of property, equipment and software	33,945	571
Others	20,874	15,915
Total	110,668	92,631

10.	OTHER PAYABLES AND ACCRUED LIABILITIES

	As of
	December 31, 2024	March 31, 2025
	RMB	RMB
	(In thousands)
Tax payable	115,192	332,770
Salary, welfare and bonus payable	429,566	309,210
Advance from customers*	90,161	94,606
Deposits	51,402	48,868
Consideration payable for share repurchase	93,475	–
Others	35,971	36,113
Total	815,767	821,567

*	It represents advance payments from customers, which are refundable under certain conditions and could be used to exchange for the Group’s services.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11.	REVENUES

The Group defines enterprise customers who contributed revenues of RMB50,000 or more annually as key accounts, who contributed revenues between RMB5,000 and RMB50,000 annually as mid-sized accounts, and who contributed revenues of RMB5,000 or less annually as small-sized accounts. Revenues by source are as follows:

	For the three months ended March 31,
	2024	2025
	RMB	RMB
	(In thousands)
Online recruitment services to enterprise customers	1,684,087	1,901,382
– Key accounts	375,607	456,346
– Mid-sized accounts	585,182	636,948
– Small-sized accounts	723,298	808,088
Others	19,666	21,895
Total	1,703,753	1,923,277

For revenues from online recruitment services to enterprise customers, RMB1,240.0 million and RMB1,510.2 million were recognized over time for the three months ended March 31, 2024 and 2025, respectively; RMB444.1 million and RMB391.2 million were recognized at a point in time for the three months ended March 31, 2024 and 2025, respectively.

12.	OPERATING LEASE

The Group’s operating leases are primarily for offices. The components of lease expenses are as follows:

	For the three months ended March 31,
	2024	2025
	RMB	RMB
	(In thousands)
Operating lease expenses	48,288	47,409
Short-term lease expenses	1,431	1,157
Total	49,719	48,566

Supplemental balance sheet information related to operating leases is as follows:

	As of
	December 31, 2024	March 31, 2025
	RMB	RMB
	(In thousands)
Right-of-use assets, net	302,856	240,500

Operating lease liabilities, current	180,782	150,849
Operating lease liabilities, non-current	121,345	90,259
Total operating lease liabilities	302,127	241,108

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12.	OPERATING LEASE (CONTINUED)

	As of
	December 31, 2024	March 31, 2025
Weighted average remaining lease term (in years)	2.15	2.17
Weighted average discount rate	4.78%	4.78%

Supplemental cash flow information related to operating leases is as follows:

	For the three months ended March 31,
	2024	2025
	RMB	RMB
	(In thousands)
Cash paid for amounts included in the measurement of operating lease liabilities	52,415	51,622

Maturities of operating lease liabilities as of March 31, 2025 are as follows:

Amount
RMB
(In thousands)
Succeeding period in 2025	116,914
2026	86,904
2027	29,702
2028	14,294
2029	6,353
2030 and thereafter	335
Total undiscounted lease payments	254,502
Less: imputed interest	(13,394)
Total operating lease liabilities	241,108

13.	INCOME TAX

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, no Cayman Islands withholding tax will be imposed upon payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiaries in Hong Kong are subject to 16.5% Hong Kong profit tax on taxable income generated from operations in Hong Kong. Additionally, payments of dividends by subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13.	INCOME TAX (CONTINUED)

Mainland China

Under the PRC Enterprise Income Tax Law (the “EIT Law”), domestic enterprises and foreign invested enterprises are subject to a uniform enterprise income tax rate of 25%. In accordance with the implementation rules of the EIT Law, a qualified High and New Technology Enterprise (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years and could be re-applied when the prior certificate expires. The consolidated VIE, Beijing Huapin Borui Network Technology Co., Ltd., is qualified as a HNTE and enjoys a preferential income tax rate of 15% for the periods presented.

According to relevant laws and regulations promulgated by the State Taxation Administration (“STA”) of the PRC effective from 2018 onwards, enterprises engaging in research and development activities are entitled to claim 175% of their qualified research and development expenses incurred as tax deductible expenses (“Super R&D Deduction”) when determining their assessable profits for the year. Pursuant to the announcement issued by the STA of the PRC and other government authorities in September 2022, the Super R&D Deduction rate increased to 200% for the period from October 1, 2022 to December 31, 2022. In March 2023, the STA of the PRC further announced that the 200% Super R&D Deduction rate would continue to be applied from January 1, 2023.

Components of income tax expenses are as follows:

	For the three months ended March 31,
	2024	2025
	RMB	RMB
	(In thousands)
Current income tax expenses	17,469	76,566
Deferred income tax expenses/(benefit)	227	(572)
Total	17,696	75,994

14.	SHARE-BASED COMPENSATION

In 2020, the Group adopted the 2020 Share Incentive Plan, which allows the Group to grant share-based awards to directors, employees and consultants. The Company did not grant any share-based awards pursuant to the 2020 Share Incentive Plan since the listing on the Main Board of The Stock Exchange of Hong Kong Limited in December 2022. In December 2022, the Group adopted the Post-IPO Share Scheme, which allows the Group to grant share-based awards to directors, employees and officers. The maximum number of Class A ordinary shares that may be issued under the Post-IPO Share Scheme is 86,380,904.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14.	SHARE-BASED COMPENSATION (CONTINUED)

(a)	Share options

The following table summarizes activities of share options for the periods presented:

			Weighted
		Weighted	average
	Number of	average	remaining	Aggregate
	share	exercise	contractual	intrinsic
	options	price	life	value
		US$	In years	US$ in thousands
Outstanding as of January 1, 2024	55,831,980	3.04	6.34	294,189
Exercised	(3,759,836)	2.20
Forfeited	(465,500)	4.84
Outstanding as of March 31, 2024	51,606,644	3.08	6.17	293,373

Outstanding as of January 1, 2025	44,678,228	3.11	5.44	169,354
Exercised	(8,178,404)	2.47
Forfeited	(240,022)	4.91
Outstanding as of March 31, 2025	36,259,802	3.24	5.19	229,984

Vested and expected to vest as of March 31, 2025	36,259,802	3.24	5.19	229,984
Exercisable as of March 31, 2025	32,286,866	3.01	5.06	212,354

The aggregate intrinsic value is calculated as the difference between the exercise price of share options and the market value of the underlying ordinary share at each reporting date.

As of March 31, 2025, there were US$3.7 million of unrecognized compensation expenses related to share options, which are expected to be recognized over a weighted-average period of 0.20 years and may be adjusted for future forfeitures.

(b)	RSUs

The following table summarizes activities of RSUs for the periods presented:

		Weighted
		average
	Number of	grant-date
	RSUs	fair value
		US$
Outstanding as of January 1, 2024	39,458,612	9.58
Granted	2,155,508
Vested	(4,780,538)
Forfeited	(507,290)
Outstanding as of March 31, 2024	36,326,292	9.60

Outstanding as of January 1, 2025	31,537,814	9.20
Granted	3,243,858
Vested	(2,191,410)
Forfeited	(576,274)
Outstanding as of March 31, 2025	32,013,988	9.27

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14.	SHARE-BASED COMPENSATION (CONTINUED)

As of March 31, 2025, there were US$241.1 million of unrecognized compensation expenses related to RSUs, which are expected to be recognized over a weighted-average period of 2.41 years and may be adjusted for future forfeitures.

(c)	Share-based compensation expenses by function

The following table sets forth the allocation of share-based compensation expenses:

	For the three months ended March 31,
	2024	2025
	RMB	RMB
	(In thousands)
Cost of revenues	10,917	9,611
Sales and marketing expenses	70,472	74,237
Research and development expenses	102,693	88,533
General and administrative expenses	104,895	79,382
Total	288,977	251,763

15.	NET INCOME PER SHARE

The computation of basic and diluted net income per share for the periods presented is as follows:

	For the three months ended March 31,
	2024	2025
	RMB	RMB
	(In thousands, except share
	and per share data)
Numerator
Net income attributable to ordinary shareholders of KANZHUN LIMITED	244,951	518,134

Denominator
Weighted average number of ordinary shares used in computing basic net income per share	880,732,849	870,991,355
Dilutive effect of share-based awards	26,572,548	24,595,176
Weighted average number of ordinary shares used in computing diluted net income per share	907,305,397	895,586,531

Net income per share attributable to ordinary shareholders of KANZHUN LIMITED
– Basic	0.28	0.59
– Diluted	0.27	0.58

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16.	RELATED PARTY TRANSACTIONS AND BALANCES

The Group entered into the following material transactions with one of the Company’s major shareholder, Tencent Holdings Limited and its affiliates (“Tencent Group”):

	For the three months ended March 31,
	2024	2025
	RMB	RMB
	(In thousands)
Cloud services from Tencent Group	3,425	3,416
Online payment clearing services and other services from Tencent Group	2,285	2,890
Total	5,710	6,306

Details of major amounts due from related parties are as follows:

	As of
	December 31, 2024	March 31, 2025
	RMB	RMB
	(In thousands)
Receivables from the online payment platform of Tencent Group	6,719	8,175
Prepaid service fee to Tencent Group	539	1,031
Total	7,258	9,206

17.	COMMITMENTS AND CONTINGENCIES

Commitments

The Group engages third parties for promoting its brand image through various advertising channels. The advertising commitments contracted but not yet reflected in the unaudited condensed consolidated financial statements amounted to RMB50.3 million as of March 31, 2025.

Contingencies

The Group is subject to legal proceedings in the ordinary course of business. The Group records a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. No material liabilities in this regard were recorded as of March 31, 2025.